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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12b-25
                           NOTIFICATION OF LATE FILING

                                                         SEC File Number 1-10346
                                                        CUSIP Number 29246J 10 1

(Check One)
[ ]Form 10-K  [ ]Form 20-F  [ ]Form 11-K  [X]Form 10-Q  [ ]Form N-SAR
[ ]Form N-CSR

                    For Period Ended:   June 30, 2005
                                      --------------------
                    [ ] Transition Report on Form 10-K
                    [ ] Transition Report on Form 20-F
                    [ ] Transition Report on Form 11-K
                    [ ] Transition Report on Form 10-Q
                    [ ] Transition Report on Form N-SAR
                    For the Transition Period Ended: ________________________
______________________________________________________________________________
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|Read Attached Instruction Sheet Before Preparing Form. Please Print or Type.|
|                                                                            |
| Nothing in this form shall be construed to imply that the Commission has   |
|              verified any information contained herein.                    |
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If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

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PART I - REGISTRANT INFORMATION

EMRISE CORPORATION
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Full Name of Registrant

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Former Name if Applicable

9485 HAVEN AVENUE, SUITE 100
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Address of Principal Executive Office (Street and Number)

RANCHO CUCAMONGA, CALIFORNIA 91730
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City, State and Zip Code

PART II - RULES 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

         (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
         (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR, Form N-CSR
[X] or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
         (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.



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PART III - NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

THE REGISTRANT WAS UNABLE TO FILE THE SUBJECT REPORT IN A TIMELY MANNER BECAUSE THE REGISTRANT IS WORKING TO FINALIZE DISCLOSURES IN THE REPORT THAT ARE AFFECTED BY DELAYS IN DETERMINING THE TIMING OF RECOGNITION OF CERTAIN REVENUES OF ITS RECENTLY ACQUIRED UNITED KINGDOM SUBSIDIARY. THE REGISTRANT ANTICIPATES FILING THE SUBJECT REPORT ON OR BEFORE THE FIFTH CALENDAR DAY FOLLOWING THE PRESCRIBED DUE DATE.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification.

RANDOLPH D. FOOTE                    (909)            987-9220
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            (Name)                 (Area Code)    (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                                        [x]Yes  [ ]No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                        [x]Yes  [ ]No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

FOR THE THREE MONTHS ENDED JUNE 30, 2005, REVENUE WAS $10.0 MILLION, UP 56% COMPARED TO $6.4 MILLION REPORTED FOR THE THREE MONTHS ENDED JUNE 30, 2004. THE INCREASE IN SALES WAS PARTIALLY DUE TO A 43% INCREASE IN SALES OF THE REGISTRANT'S COMMUNICATIONS EQUIPMENT PRODUCTS AND SERVICES, INCLUDING $1.4 MILLION IN SALES ATTRIBUTABLE TO THE REGISTRANT'S LARUS CORPORATION ACQUISITION AND $3.2 MILLION IN SALES ATTRIBUTABLE TO THE REGISTRANT'S PASCALL ELECTRONICS LIMITED ACQUISITION. GROSS PROFIT FOR
THE THREE MONTHS ENDED JUNE 30, 2005 WAS $4.0 MILLION, UP 38% COMPARED
TO $2.9 MILLION REPORTED FOR THE PRIOR YEAR PERIOD. SELLING,
GENERAL AND ADMINISTRATIVE EXPENSES FOR THE THREE MONTHS ENDED JUNE 30, 2005 WERE $3.4 MILLION, A 62% INCREASE COMPARED TO $2.1 MILLION FOR THE PRIOR YEAR PERIOD. THE GENERAL AND ADMINISTRATION PORTION FOR THE 2005 PERIOD INCLUDED EXPENSES RELATED TO IMPLEMENTING SARBANES-OXLEY REQUIREMENTS, AS WELL AS EXPENSES FROM LARUS CORPORATION AND PASCALL ELECTRONICS LIMITED THAT WERE NOT PRESENT DURING THE 2004 PERIOD. THE REGISTRANT ALSO RECORDED PLANNED SELLING EXPENSE INCREASES ACROSS ALMOST ALL OPERATING UNITS. ENGINEERING AND PRODUCT DEVELOPMENT EXPENSES WERE $0.6 MILLION, OR 6% OF SALES FOR THE THREE MONTHS ENDED JUNE 30, 2005, COMPARED TO $0.3, OR 5% OF SALES, FOR THE PRIOR YEAR PERIOD, REFLECTING
A HIGHER PLANNED COMMITMENT TO PRODUCT DEVELOPMENT, ESPECIALLY FOR DIGITAL AND ROTARY SWITCHES AND COMMUNICATIONS PRODUCTS. NET INCOME WAS $24,000 FOR THE THREE MONTHS ENDED JUNE 30, 2005, A 93% DECREASE FROM THE $369,000 REPORTED FOR THE PRIOR YEAR PERIOD. NET INCOME PER SHARE FOR THE THREE MONTHS ENDED JUNE 30, 2005 WAS $0.00 PER BASIC AND DILUTED SHARE,
COMPARED TO $0.02 PER BASIC AND DILUTED SHARE FOR THE PRIOR YEAR PERIOD. FOR THE THREE MONTHS ENDED JUNE 30, 2005, THE REGISTRANT RECORDED $1.1 MILLION, OR 16%, NEGATIVE ORGANIC REVENUE GROWTH, AND $4.6 MILLION IN REVENUE GROWTH DUE TO THE LARUS CORPORATION AND PASCALL ELECTRONICS LIMITED ACQUISITIONS.




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FOR THE SIX MONTHS ENDED JUNE 30, 2005, REVENUE WAS $10.0 MILLION, UP
56% COMPARED TO $6.4 MILLION REPORTED FOR THE SIX MONTHS ENDED JUNE 30, 2004. THE INCREASE IN SALES WAS PARTIALLY DUE TO A 48% INCREASE IN SALES OF THE REGISTRANT'S COMMUNICATIONS EQUIPMENT PRODUCTS AND SERVICES, INCLUDING $2.9 MILLION IN SALES ATTRIBUTABLE TO THE REGISTRANT'S LARUS CORPORATION ACQUISITION AND $3.7 MILLION IN SALES ATTRIBUTABLE TO THE REGISTRANT'S PASCALL ELECTRONICS LIMITED ACQUISITION. GROSS PROFIT FOR THE SIX MONTHS ENDED JUNE 30, 2005 WAS $7.0 MILLION, UP 25% COMPARED
TO $5.6 MILLION REPORTED FOR THE PRIOR YEAR PERIOD. SELLING,
GENERAL AND ADMINISTRATIVE EXPENSES FOR THE SIX MONTHS ENDED JUNE 30, 2005 WERE $6.6 MILLION, A 47% INCREASE COMPARED TO $4.3 MILLION FOR THE PRIOR YEAR PERIOD. THE GENERAL AND ADMINISTRATION PORTION FOR THE 2005 PERIOD INCLUDED EXPENSES RELATED TO IMPLEMENTING SARBANES-OXLEY REQUIREMENTS, AS WELL AS EXPENSES FROM LARUS CORPORATION AND PASCALL ELECTRONICS LIMITED THAT WERE NOT PRESENT DURING THE 2004 PERIOD. THE REGISTRANT ALSO RECORDED PLANNED SELLING EXPENSE INCREASES ACROSS ALMOST ALL OPERATING UNITS. ENGINEERING AND PRODUCT DEVELOPMENT EXPENSES WERE $1.1 MILLION, OR 83% OF SALES FOR THE SIX MONTHS ENDED JUNE 30, 2005, COMPARED TO $0.6 MILLION, OR 83% OF SALES, FOR THE PRIOR YEAR PERIOD, REFLECTING A HIGHER PLANNED COMMITMENT TO PRODUCT DEVELOPMENT, ESPECIALLY FOR DIGITAL AND ROTARY SWITCHES AND COMMUNICATIONS PRODUCTS. NET LOSS WAS $326,000 FOR THE SIX MONTHS ENDED JUNE 30, 2005, A 174% DECREASE FROM THE INCOME OF $439,000 REPORTED FOR THE PRIOR YEAR PERIOD. NET LOSS PER SHARE FOR THE SIX MONTHS ENDED JUNE 30, 2005 WAS $0.01 PER BASIC AND DILUTED SHARE, COMPARED TO INCOME OF $0.02 PER BASIC AND DILUTED SHARE FOR THE PRIOR YEAR PERIOD. FOR THE SIX MONTHS ENDED JUNE 30, 2005, THE REGISTRANT RECORDED $2 MILLION, OR 16%, NEGATIVE ORGANIC REVENUE GROWTH, AND $4.7 MILLION IN REVENUE GROWTH DUE TO THE LARUS CORPORATION AND PASCALL ELECTRONICS LIMITED ACQUISITIONS.

                                EMRISE CORPORATION
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                    (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: August 15, 2005                 By: /s/ RANDOLPH D. FOOTE
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                                         Randolph D. Foote,
                                         Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.